SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DANAHER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

235851102

(CUSIP Number of Class of Securities)

James F. O’Reilly

Vice President, Associate General Counsel and Secretary

Danaher Corporation

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark E. Nance Senior Vice President, General Counsel and Secretary Envista Holdings Corporation 200 S. Kraemer Blvd., Building E Brea, California 92821-6208 (714) 817-7000	Thomas W. Greenberg Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,378,872,138	$438,578

(1)

This valuation assumes the acquisition of up to 24,819,099 shares of common stock, par value $0.01 per share, of Danaher Corporation (“Danaher Common Stock”) in exchange for up to 127,868,000 shares of common stock, par value $0.01 per share, of Envista Holdings Corporation (“Envista Common Stock”) held by Danaher Corporation. This valuation, estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, is based on the product of (i) $136.14, the average of the high and low prices of Danaher Common Stock as reported on the New York Stock Exchange on November 14, 2019 and (ii) 24,819,099, the maximum number of shares of Danaher Common Stock to be acquired in the exchange offer (based on the indicative exchange ratio of 5.1520 shares of Envista Common Stock per share of Danaher Common Stock in effect following the close of trading on the New York Stock Exchange on November 14, 2019, the last trading day prior to commencement of the exchange offer).

(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $438,578	Filing Party: Envista Holdings Corporation
Form or Registration No.: Registration Statement on Form S-4 and Form S-1 (No. 333-234714)	Date Filed: November 15, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Danaher Corporation, a Delaware corporation (“Danaher”), with the Securities and Exchange Commission (“SEC”) on November 15, 2019 (as so amended, the “Schedule TO”).

The Schedule TO relates to the offer by Danaher to exchange up to an aggregate of 127,868,000 shares of common stock of Envista Holdings Corporation, a Delaware corporation (“Envista”), par value $0.01 per share (“Envista Common Stock”), for outstanding shares of common stock of Danaher, par value $0.01 per share (“Danaher Common Stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated December 9, 2019 (the “Prospectus”), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Envista has filed with the SEC under the Securities Act of 1933, as amended, a registration statement on Form S-4 and Form S-1 (Registration No. 333-234714) (the “Registration Statement”) to register shares of Envista Common Stock offered in exchange for shares of Danaher Common Stock tendered in the Exchange Offer and to be distributed in any pro rata dividend to holders of Danaher Common Stock to the extent that the Exchange Offer is not fully subscribed.

The information set forth in the Prospectus, the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, is hereby expressly incorporated herein by reference in response to all the items of the Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

For each share of Danaher Common Stock that is validly tendered and not validly withdrawn pursuant to the Exchange Offer and accepted by Danaher, Danaher will deliver 5.5784 shares of Envista Common Stock.

The final calculated per-share value of Danaher Common Stock and the final calculated per-share value of Envista Common Stock, in each case determined in the manner described in the Prospectus, would have resulted in an exchange ratio of more than the upper limit of 5.5784. Accordingly, the final exchange ratio has been set at 5.5784 shares of Envista Common Stock for each share of Danaher Common Stock accepted in the Exchange Offer.

Because the Exchange Offer will be subject to proration if the Exchange Offer is oversubscribed, the number of shares of Danaher Common Stock that Danaher accepts in the Exchange Offer may be less than the number of shares tendered by stockholders. Based on the final exchange ratio, Danaher would accept for exchange approximately 22,921,984 shares of Danaher Common Stock upon consummation of a fully subscribed Exchange Offer.

On December 11, 2019, Danaher issued a press release announcing the final exchange ratio of the Exchange Offer, a copy of which is attached as Exhibit (a)(4)(xxii) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(4)(ii)	Prospectus, dated December 9, 2019 (incorporated by reference to Envista’s prospectus filed with the SEC pursuant to Rule 424(b) on December 10, 2019).

(a)(4)(iii)	Communication to Danaher employees, dated November 15, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on November 15, 2019).

(a)(4)(iv)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on November 15, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on November 15, 2019).

(a)(4)(v)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on November 18, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on November 18, 2019).

(a)(4)(vi)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on November 19, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on November 19, 2019).

(a)(4)(vii)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on November 20, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on November 20, 2019).

(a)(4)(viii)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on November 21, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on November 21, 2019).

(a)(4)(ix)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on November 22, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on November 22, 2019).

(a)(4)(x)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on November 25, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on November 25, 2019).

(a)(4)(xi)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on November 26, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on November 26, 2019).

(a)(4)(xii)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on November 27, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on November 27, 2019).

(a)(4)(xiii)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on November 29, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on November 29, 2019).

(a)(4)(xiv)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on December 2, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on December 2, 2019).

(a)(4)(xv)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on December 3, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on December 3, 2019).

(a)(4)(xvi)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on December 4, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on December 4, 2019).

(a)(4)(xvii)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on December 5, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on December 5, 2019).

(a)(4)(xviii)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on December 6, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on December 6, 2019).

(a)(4)(xix)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on December 9, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on December 9, 2019).

Exhibit No.	Description

(a)(4)(xx)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on December 10, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on December 10, 2019).

(a)(4)(xxi)	Text accessible at the website that is being maintained in connection with the Exchange Offer, updated on December 11, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on December 11, 2019).

(a)(4)(xxii)	Press Release by Danaher, dated December 11, 2019 (incorporated by reference to Danaher’s Form 425 filed with the SEC on December 11, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANAHER CORPORATION

By:	/s/ Matthew R. McGrew
	Name:	Matthew R. McGrew
	Title:	Executive Vice President and Chief Financial Officer

Dated: December 11, 2019

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